Exhibit 99.1

Black Titan Corporation
(an exempted company incorporated in the Cayman Islands with limited liability)
(NASDAQ: BTTC)

NOTICE OF 2026 ANNUAL AND EXTRAORDINARY GENERAL MEETING
to be held on November 16, 2026
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN THAT the 2026 Annual and Extraordinary General Meeting (the “Meeting”) of the holders (each a “Shareholder”, and, collectively, the “Shareholders”) of the ordinary shares (the “Shares”) of Black Titan Corporation (the “Company”) will be held on November 16, 2026, at 9 a.m., Eastern time, as a virtual meeting, and at any adjourned or postponed meeting thereof.

Shareholders may attend the meeting virtually via live webcast at https://www.cstproxy.com/blacktitancorp/2026. The Annual Meeting webpage will provide meeting information, access to the live webcast, telephone access details and, following the meeting, a replay of the Annual Meeting. To attend, vote and participate in the Annual Meeting via the webcast, you will need the 12-digit control number included on your proxy card or voting instruction form.

Shareholders may also listen to the Annual Meeting by telephone by dialing:

●	Within the U.S. and Canada: 1-800-450-7155 (toll-free)

●	Outside of the U.S. and Canada: +1-857-999-9155 (standard rates apply)

●	Conference ID: 9801957#

INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

VOTE AT THE MEETING – If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend the extraordinary general meeting, visit: https://www.cstproxy.com/blacktitancorp/2026

If you are a registered shareholder and do not have your control number, you may contact Continental Stock Transfer & Trust Company (“Continental”), our transfer agent, at proxy@continentalstock.com. If you hold your shares in “street name” through a bank, broker or other nominee, you must contact Continental to obtain a control number, and you may need to obtain a legal proxy from your bank, broker or other nominee. Please allow up to 72 hours prior to the meeting for processing your control number.

Holders of the Company’s Shares will receive the meeting passcode together with this notice and the accompanying proxy form.

The Meeting and any or all adjournments thereof will be held for the Shareholders to consider and, if thought fit, approve the following proposals:

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Proposal 1: The Authorisation of Consolidation of the Company’s Ordinary Shares and Change in Authorised Share Capital

AS AN ORDINARY RESOLUTION:

“THAT:

(a)	the consolidation of all of the authorised (including the issued and unissued) ordinary shares of par value $0.001 each of the Company (collectively, the “Ordinary Shares”) at a ratio of 11:1 (the “RS Ratio”), be and is hereby approved such that every eleven (11) Shares be consolidated into one (1) Share (the “Share Consolidation”) and the board of directors of the Company (“Board of Directors”) be authorised to take such actions as necessary or required to implement the Share Consolidation; and

(b)	subject to and conditional upon the implementation of the Share Consolidation, the authorised share capital of the Company shall change from US$1,050,000 divided into 1,000,000,000 ordinary shares Ordinary Shares of par value US$0.001 each and 50,000,000 preferred shares of par value $0.001 each (“Preferred Shares”) to the consolidated authorised share capital resulting from the Share Consolidation, being US$1,050,000 divided into:

Ordinary Shares:

- 90,909,090.9091 Ordinary Shares of par value US$0.011 each; and

Preferred Shares:

remaining as 50,000,000 Preferred Shares of $0.001 par value each,

(c)	the register of members of the Company be updated to reflect the foregoing resolutions; and

(d)	no fractional Ordinary Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, any fractional share be rounded up to the nearest whole share at the participant level.”

Proposal 2: The Increase in the Company’s Authorised Share Capital Following the Share Consolidation

AS AN ORDINARY RESOLUTION:

“THAT:

subject to and immediately following the implementation of the Share Consolidation, the authorised share capital of the Company be increased from US$1,050,000 divided into 90,909,090.9091 Ordinary Shares of par value US$0.011 each and 50,000,000 Preferred Shares of par value US$0.001 each, to US$11,050,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.011 each and 50,000,000 Preferred Shares of par value US$0.001 each (the “Share Capital Increase”).”

Proposal 3: The Adoption of the Fifth Amended and Restated Memorandum and Articles of Association

AS A SPECIAL RESOLUTION:

“THAT:

(a)	subject to and immediately following the Share Consolidation, and the Share Capital Increase, an amended and restated memorandum and articles of association (the “AR M&A”) be and hereby adopted in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the relevant Share Consolidation and the Share Capital Increase upon their effectiveness; and

(b)	the registered office provider of the Company be and is hereby authorised to file a notice of the change in authorised share capital and the AR M&A with the Registrar of Companies within 15 days of the adoption of the AR M&A.”

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Proposal 4: The Election of Directors:

AS AN ORDINARY RESOLUTION:

“THAT:

The following persons are elected as directors of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

Brynner Chiam

Francisco Osvaldo Flores Garcia

Gabriel Loh

Firdauz Edmin Bin Mokhtar

Avraham Ben-Tzvi

Proposal 5: The Ratification of Guangdong Prouden CPAs GP as the Company’s Independent Registered Public Accounting Firm for the Year Ending December 31, 2026.

AS AN ORDINARY RESOLUTION:

“THAT:

The Board and the Audit Committee of the Board of Directors has appointed Guangdong Prouden CPAs GP to serve as the Company’s independent registered public accounting firm for the 2026 fiscal year, subject to shareholder approval at the Meeting. Guangdong Prouden CPAs GP has served as the Company’s independent registered public accounting firm since February 2026, and the Board believes that the firm’s continued appointment is in the best interests of the Company and its shareholders, considering its expertise, independence, and familiarity with the Company’s operations and financial reporting processes.

The affirmative vote of the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the Meeting is required to approve this proposal. If proxies are properly submitted by signing, dating, and returning a proxy card, the Ordinary Shares represented thereby will be voted in the manner specified therein.

Although shareholder ratification is not required under Cayman Islands law, the Board considers it a matter of good corporate governance to seek shareholder ratification of the appointment.

Proposal 6: Adjournment of the Meeting and General Shareholder Authorisations

AS AN ORDINARY RESOLUTION:

“THAT:

(a)	an adjournment of the Meeting to a later date or dates or sine die, if necessary, be approved in order to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes to satisfy the quorum requirement, or otherwise in connection with, the approval of the foregoing resolutions;

(b)	(i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorised to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.”

In addition, the Meeting will transact any other business properly brought before it.

The resolutions put to the vote at the Meeting will be decided by poll.

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Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or any adjournment thereof in person. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the Meeting.

A Shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that Shareholder. Such proxyholder need not be a member. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy (the “Proxy Form”) in accordance with the instructions set out in the form of proxy card and in the proxy statement accompanying this notice and (i) submit it online in accordance with the instruction on your proxy card or voting instruction form, or (ii) email it to bchiam@titanpharm.com or (iii) mail it to: Black Titan Corporation, Attn: Brynner Chiam, Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia.

The Proxy Form must be received by the Company before 11:59 p.m. U.S. Eastern Time (EST) on November 15, 2026, or any adjourned meeting.

The foregoing items of business are described in the proxy statement accompanying this notice. Shareholders may obtain a copy of the proxy materials, as well as the Company’s latest annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, on the Company’s website at https:// www.blacktitancorp.com/financialfiling.html. A copy of the proxy materials will also be made available at https://www.cstproxy.com/blacktitancorp/2026.

The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the proposals.

The Board of Directors has fixed the close of business on October 5, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. As of the Record Date, there were 14,996,962 Ordinary Shares issued and outstanding and entitled to vote. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The notice of the Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about October 15, 2026.

By Order of the Board of Directors,

/s/ Shang Ju Lin
Shang Ju Lin
Co-Chief Executive Officer
October 13, 2026

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Black Titan Corporation
2026 ANNUAL AND EXTRAORDINARY GENERAL MEETING
November 16, 2026
9 a.m., Eastern time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Black Titan Corporation (the “Company”) is soliciting proxies for the 2026 Annual and Extraordinary General Meeting (the “Meeting”) of the holders (each a “Shareholder”, and, collectively, the “Shareholders”) of the shares (collectively, the “Ordinary Shares”) of the Company to be held on November 16, 2026, at 9 a.m., Eastern time, as a virtual meeting.

Shareholders may attend the meeting virtually via live webcast at https://www.cstproxy.com/blacktitancorp/2026. The Annual Meeting webpage will provide meeting information, access to the live webcast, telephone access details and, following the meeting, a replay of the Annual Meeting. To attend and participate in the Annual Meeting via the webcast, you will need the 12-digit control number included on your proxy card or voting instruction form. If you are a registered shareholder and do not have your control number, you may contact Continental Stock Transfer & Trust Company (“Continental”), our transfer agent, at proxy@continentalstock.com. If you hold your shares in “street name” through a bank, broker or other nominee, you must contact Continental to obtain a control number, and you may need to obtain a legal proxy from your bank, broker or other nominee. Please allow up to 72 hours prior to the meeting for processing your control number.

Shareholders may also listen to the Annual Meeting by telephone by dialing:

●	Within the U.S. and Canada: 1-800-450-7155 (toll-free)

●	Outside of the U.S. and Canada: +1-857-999-9155 (standard rates apply)

●	Conference ID: 9801957#

●	INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

●	VOTE AT THE MEETING – If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend the extraordinary general meeting, visit: https://www.cstproxy.com/blacktitancorp/2026

Only holders of Ordinary Shares of the Company of record at the close of business on October 5, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorised representative, representing not less than one-third of the outstanding Ordinary Shares of the Company carrying the right to vote at the Meeting, shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy needs not be a shareholder of the Company. Each holder of an Ordinary Share shall be entitled to one (1) vote per share.

PROPOSALS TO BE VOTED ON

1.	A proposal to, by ordinary resolution:

(a)	the consolidation of all of the authorised (including the issued and unissued) ordinary shares of $0.001 each of the Company (collectively, the “Ordinary Shares”) at a ratio of 11:1 (the “RS Ratio”) be and is hereby approved, such that every eleven (11) Shares be consolidated into one (1) Share (the “Share Consolidation”), and the board of directors of the Company (“Board of Directors”) be authorised to take such actions as necessary or required to implement the Share Consolidation; and;

(b)	approve, subject to and conditional upon the implementation of the Share Consolidation, the authorised share capital of the Company shall change from US$1,050,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.001 each and 50,000,000 preferred shares of par value $0.001 each (“Preferred Shares”), to the consolidated authorised share capital resulting from the Share Consolidation, being US$1,050,000 divided into:

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Ordinary Shares:

- 90,909,090.9091 Ordinary Shares of par value US$0.011 each; and

Preferred Shares:

remaining as 50,000,000 Preferred Shares of $0.001 par value each,

(c)	the register of members of the Company reflecting the foregoing resolutions; and

(d)	note that no fractional Ordinary Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, any fractional share be rounded up to the nearest whole share at the participant level.

The approval of Proposal No. 1 requires an ordinary resolution under Cayman Islands law and the Company’s fourth amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

2.              A proposal to approve, by ordinary resolution, subject to and immediately following the implementation of the Share Consolidation, the increase of the authorised share capital of the Company from US$1,050,000 divided into 90,909,090.9091 Ordinary Shares of par value US$0.011 each and 50,000,000 Preferred Shares of par value US$0.001 each to US$11,050,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.011 each and 50,000,000 Preferred Shares of par value US$0.001 each.

The approval of Proposal No. 2 requires an ordinary resolution under Cayman Islands law and the Company’s fourth amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

3.	A proposal to approve, by special resolution:

(a)	subject to and immediately following the Share Consolidation, and the Share Capital Increase, the Company adopting an amended and restated memorandum and articles of association (the “AR M&A”) in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the relevant Share Consolidation and the Share Capital Increase upon their effectiveness; and

(b)	the registered office provider of the Company filing a notice of the change in authorised share capital and the AR M&A with the Registrar of Companies within 15 days of the adoption of the AR M&A;

The approval of Proposal No. 3 requires a special resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of not less than two thirds of the votes cast by such shareholders, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting. The approval of Proposal No. 3 is conditioned upon the approval of Proposal No. 1 and Proposal No. 2.

4.	A proposal to approve, by ordinary resolution, the Election of Directors.

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That the following persons are elected as directors of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal:

Brynner Chiam

Francisco Osvaldo Flores Garcia

Gabriel Loh

Firdauz Edmin Bin Mokhtar

Avraham Ben-Tzvi

The approval of Proposal No. 4 requires an ordinary resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of a the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

5.           A proposal to, by ordinary resolution, ratify the appointment of Guangdong Prouden CPAs GP as the Company’s Independent Registered Public Accounting Firm for the Year Ending December 31, 2026.

The approval of Proposal No. 5 requires an ordinary resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

6.	A proposal to, by ordinary resolution,:

(a)	adjourn, by ordinary resolution, the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals; and

(b)	approve that (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorised to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

The approval of Proposal No. 6 requires an ordinary resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

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The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–6.

QUORUM AND VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

The quorum for the Meeting is the holders representing not less than one-third of the outstanding Ordinary Shares of the Company carrying the right to vote at the Meeting, being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy.

Shareholders entitled to vote at the Meeting may do so in person at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in this proxy statement and (i) submit it online in accordance with the instruction on your proxy card or voting instruction form, or (ii) email it to bchiam@titanpharm.com or (iii) mail it to: Black Titan Corporation, Attn: Brynner Chiam, Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia.

Each holder of an Ordinary Share shall be entitled to one (1) vote per share.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

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PROPOSAL NO. 1

the AUTHORIsATION OF CONSOLIDATION of the
Company’s Ordinary Shares

The Board of Directors of has approved, and has directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, for the consolidation of all of the authorised (including the issued and unissued) ordinary shares of par value $0.001 each of the Company (collectively the “Ordinary Shares”) at a ratio of 11:1 the Share Consolidation (as defined below), with the Board of Directors being authorised to take such actions as required or necessary to implement the Share Consolidation.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, that:

(a)	the consolidation of all of the authorised (including the issued and unissued) ordinary shares of par value $0.001 each of the Company (collectively, the “Ordinary Shares”) at a ratio of 11:1 (the “RS Ratio”), be and is hereby approved such that every eleven (11) Shares be consolidated into one (1) Share (the “Share Consolidation”) and the board of directors of the Company (“Board of Directors”) be authorised to take such actions as necessary or required to implement the Share Consolidation; and

(b)	subject to and conditional upon the implementation of the Share Consolidation, the authorised share capital of the Company shall change from US$1,050,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.001 each and 50,000,000 preferred shares of par value $0.001 each (“Preferred Shares”), to the consolidated authorised share capital resulting from the Share Consolidation, being US$1,050,000 divided into:

Ordinary Shares:

- 90,909,090.9091 Ordinary Shares of par value US$0.011 each; and

Preferred Shares:

remaining as 50,000,000 Preferred Shares of $0.001 par value each,

(c)	the register of members of the Company be updated to reflect the foregoing resolutions; and

(d)	no fractional Ordinary Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, any fractional share be rounded up to the nearest whole share at the participant level.”

Vote Required for Approval

The approval of Proposal No. 1 requires an ordinary resolution under Cayman Islands law and the Company’s fourth amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Share Consolidation(s) would apply to all authorised shares of the Company, including both issued and unissued Ordinary Shares, and would be completed on a proportional basis. As a result, the numbers of Ordinary Shares held by our Shareholders, following any Share Consolidation, would be proportionally reduced without affecting the voting powers and interests of our current Shareholders.

The primary motivation for the proposed Share Consolidation is to provide the Company with the flexibility to take proactive measures to maintain compliance with Nasdaq’s minimum bid price requirement and reduce the risk of future noncompliance.. The proposed Share Consolidation would authorize the Board of Directors, in its discretion, to determine whether and when to effect the Share Consolidation at the RS Ratio of 11:1 as approved by the shareholders, based on the Board’s assessment of market conditions and the best interests of the Company and its shareholders. While the Share Consolidation is expected to increase the stock price of the Company’s Ordinary Shares in the short term immediately following the Share Consolidation, there is no guarantee that the stock price will remain above these required levels. The price may still fluctuate or decrease over time, and market conditions or other factors could cause the price to dip below the minimum bid price, despite the Share Consolidation. Therefore, the Company cannot guarantee that the Share Consolidation will effectively resolve Nasdaq’s minimum bid price issues in the long term.

The Board of Directors is acting proactively to ensure that the Company is in compliance with all applicable listing standards, but there is no guarantee that Share Consolidation(s), if effectuated, will prevent future trading price fluctuations or Nasdaq compliance issues.

The Share Consolidation will become effective upon the passing of Proposal No.1.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
the AUTHORIZATION OF CONSOLIDATION of the
Company’s Ordinary Shares

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PROPOSAL NO. 2

THE INCREASE IN THE COMPANY’S AUTHORISED SHARE CAPITAL FOLLOWING THE SHARE CONSOLIDATION

The Board of Directors has approved, and has directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, subject to and immediately following the implementation of the Share Consolidation, an increase in the Company’s authorised Ordinary Shares from 90,909,090.9091 Ordinary Shares to 1,000,000,000 Ordinary Shares, each of par value US$0.011 (the “Share Capital Increase”). The authorised Preferred Shares will not be affected and will remain 50,000,000 Preferred Shares of par value US$0.001 each.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, that, subject to and immediately following the implementation of the Share Consolidation, the authorised share capital of the Company be increased from US$1,050,000 divided into 90,909,090.9091 Ordinary Shares of par value US$0.011 each and 50,000,000 Preferred Shares of par value US$0.001 each to US$11,050,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.011 each and 50,000,000 Preferred Shares of par value US$0.001 each.”

Reasons for the Share Capital Increase

Following the Share Consolidation, the number of authorised Ordinary Shares would be reduced proportionately to approximately 90,909,090 Ordinary Shares. The Board of Directors believes that restoring the authorised Ordinary Shares to 1,000,000,000 will provide the Company with flexibility to issue Ordinary Shares for future financings, strategic transactions, equity incentive awards, the conversion of outstanding convertible securities, including the Company’s Series A and Series B Preferred Shares, and other general corporate purposes, without the delay and expense of seeking further shareholder approval. Other than issuances upon conversion or exercise of outstanding securities, the Company does not currently have any definitive agreements to issue newly authorized Ordinary Shares.

The Share Capital Increase will not change the number of Ordinary Shares held by any shareholder. However, future issuances of the newly authorised Ordinary Shares could dilute the ownership and voting interests of existing shareholders and may adversely affect the market price of the Ordinary Shares. Shareholders have no pre-emptive rights to subscribe for additional Ordinary Shares.

Vote Required for Approval

The approval of Proposal No. 2 requires an ordinary resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting. The approval of this Proposal No. 2 is conditioned upon the approval of Proposal No. 1, and the Share Capital Increase will become effective immediately following Proposal No.2 being passed.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE INCREASE IN THE COMPANY’S AUTHORISED SHARE CAPITAL FOLLOWING THE SHARE CONSOLIDATION

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PROPOSAL NO. 3

THE ADOPTION OF THE FIFTH AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION to reflect any share consolidation and SHARE CAPITAL INCREASE upon its effectiveness

The board of directors has approved, and has directed that there be submitted to the shareholders of the company for approval, as a special resolution, subject to and immediately following the Share Consolidation and the Share Capital Increase, the Company adopting the Fifth Amended and Restated Memorandum and Articles of Association, in substitution for, and to the entire exclusion of, the Company’s then existing Fourth Amended and Restated Memorandum and Articles of Association, to reflect the relevant Share Consolidation upon its approval.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, AS a special RESOLUTION, that,

(a)	subject to and immediately following the Share Consolidation, and, the Share Capital Increase, an amended and restated memorandum and articles of association (the “AR M&A”) be and hereby adopted in substitution for, and to the entire exclusion of, the Company’s then existing Fourth Amended and Restated Memorandum and Articles of Association, to reflect the relevant Share Consolidation and the Share Capital Increase upon their effectiveness; and

(b)	the registered office provider of the Company be and is hereby authorised to file a notice of the change in authorised share capital and the Fifth Amended and Restated Memorandum and Articles of Association with the Registrar of Companies within 15 days of the adoption of the Fifth Amended and Restated Memorandum and Articles of Association.”

Vote Required for Approval

The approval of Proposal No. 2 requires a special resolution under Cayman Islands law and the Company’s fourth amended and restated memorandum and articles of association currently in effect, being the affirmative vote of not less than two thirds (2/3) of the holders of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

The adoption of the amended and restated memorandum and articles of association will become effective following the passing of Proposal No.3.. The approval of this Proposal No. 3 is conditioned upon the approval of Proposal No. 2 and Proposal No. 1.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADOPTION OF THE FIFTH AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION to reflect any share consolidation AND SHARE CAPITAL INCREASE upon its effectiveness

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PROPOSAL NO. 4

THE election of directors

The Board of Directors of has approved, and has directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, that each of the directors of the Company be elected as a director of the Company.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, that:

(a)	the following persons are elected as directors of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal:

Brynner Chiam

Francisco Osvaldo Flores Garcia

Gabriel Loh

Firdauz Edmin Bin Mokhtar

Avraham Ben-Tzvi.”

Vote Required for Approval

The approval of Proposal No. 4 requires an ordinary resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR each of the director nominees

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PROPOSAL NO. 5

The Ratification of Guangdong Prouden CPAs GP as the Company’s Independent Registered Public Accounting Firm for the Year Ending December 31, 2026.

The Board of Directors of has approved, and has directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, that the appointment of Guangdong Prouden CPAs GP be ratified.

Vote Required for Approval

The approval of Proposal No. 5 requires an ordinary resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a simple majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, that :

(a)         The appointment of Guangdong Prouden CPAs GP be and is hereby ratified in all respects.

(b)        The Board and the Audit Committee of the Board of Directors has appointed Guangdong Prouden CPAs GP to serve as the Company’s independent registered public accounting firm for the 2026 fiscal year, subject to shareholder approval at the Meeting. Guangdong Prouden CPAs GP has served as the Company’s independent registered public accounting firm since February 2026, and the Board believes that the firm’s continued appointment is in the best interests of the Company and its shareholders, considering its expertise, independence, and familiarity with the Company’s operations and financial reporting processes.

(c)       The affirmative vote of the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the Meeting is required to approve this proposal. If proxies are properly submitted by signing, dating, and returning a proxy card, the Ordinary Shares represented thereby will be voted in the manner specified therein.

(d)       Although shareholder ratification is not required under Cayman Islands law, the Board considers it a matter of good corporate governance to seek shareholder ratification of the appointment.”

Additional information regarding the nominees — including biographical details, business experience, qualifications, committee memberships, independence determinations, and compensation — is set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended July 31, 2025, as filed with the U.S. Securities and Exchange Commission on November 28, 2025. The Form 20-F is available at no charge on the SEC’s website at www.sec.gov and on the Company’s website at https://www.blacktitancorp.com/financialfiling.html. Shareholders may also obtain a hard copy, without charge, by writing to the Company at Level 8, Unit 8-02, The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia, Attention: Corporate Secretary.

Vote Required for Approval

The approval of Proposal No. 5 requires an ordinary resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

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PROPOSAL NO. 6

AdJOURNMENT OF THE MEETING AND GENERAL SHAREHOLDER AUTHORISATIONS

The board of directors has approved, and has directed that there be submitted to the shareholders of the Company for approval to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Vote Required for Approval

The approval of Proposal No. 6 requires an ordinary resolution under Cayman Islands law and the Company’s amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, :

(a)	to adjourn the meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions; and

(b)	that the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorised to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.”

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE AdJOURNMENT OF THE MEETING AND GENERAL SHAREHOLDER AUTHORISATIONS

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OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

October 13, 2026	/s/ Shang Ju Lin
Shang Ju Lin
Co-Chief Executive Officer

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